Oatly Group AB (publ) Announces Results of 2026 Annual General Meeting

May 20, 2026

MALMÖ, Sweden, May 20, 2026 (GLOBE NEWSWIRE) -- Oatly Group AB (publ) (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the results of its Annual General Meeting of shareholders (the “AGM”) held on May 20, 2026.

The AGM adopted, inter alia, the following resolutions:

Adoption of the Income Statement and Balance Sheet, Disposition Regarding the Company’s Results and Discharge from Liability

The AGM adopted the Company’s income statement and balance sheet as well as the consolidated income statement and consolidated balance sheet.

The AGM resolved, in accordance with the board of directors’ proposal, that no dividend was to be distributed for the financial year 2025 and that the Company’s result for the financial year 2025 was to be carried forward.

The AGM also discharged the board of directors and the CEO from liability for the financial year 2025.

Number of Members of the Board of Directors

The AGM resolved, in accordance with the nominating, corporate governance and sustainability committee’s proposal, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be ten (10), without deputy members.

Election of Members and Chairperson of the Board of Directors

The AGM resolved, in accordance with the nominating, corporate governance and sustainability committee’s proposal, that:

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Eric Melloul shall be elected as an ordinary member of the board of directors for the period until the close of the annual general meeting to be held in 2029;
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Stefan Descheemaeker shall be elected as a new ordinary member of the board of directors for the period until the close of the annual general meeting to be held in 2029; and
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Martin Brok shall be elected as chairperson of the board of directors for the period until the close of the annual general meeting to be held in 2029.

Remuneration to the Members of the Board of Directors

The AGM resolved, in accordance with the remuneration committee’s proposal, that compensation shall be allocated to the directors in accordance with the following:

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USD 140,000 to the chairperson of the board of directors;
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USD 60,000 to each ordinary member of the board of directors, who is not employed by the Company or any of its subsidiaries;
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USD 22,500 to the chairperson of the audit committee;
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USD 10,000 to each ordinary member of the audit committee;

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USD 22,500 to the chairperson of the remuneration committee;
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USD 10,000 to each ordinary member of the remuneration committee;
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USD 22,500 to the chairperson of the nominating, corporate governance and sustainability committee;
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USD 10,000 to each ordinary member of the nominating, corporate governance and sustainability committee; and
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SEK 24,000 to each ordinary employee representative.

Election of Auditor

The AGM resolved, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the end of the next AGM.

Resolution Regarding (a) Implementation of the LTIP 2026–2028 Incentive Program and Increase in the Overall Share Limit, (b) Issuance of Warrants of Series 2026 and (c) Approval of Transfer of 2026 Warrant Instruments

The AGM resolved, in accordance with the board of directors’ proposal, to implement a new long-term incentive program, LTIP 2026-2028, for the benefit of Oatly's chief executive officer, other members of the executive management team, top key personnel and selected senior key personnel. LTIP 2026-2028 is implemented under and pursuant to the Oatly Incentive Plan and provides for grants of stock options and restricted stock units ("RSUs" and together, "Awards"), with the Company being authorized to grant a total of 3,363,198 new Awards under the program. The AGM also resolved to increase the “Overall Share Limit” in the Oatly Incentive Plan to 143,861,475 Common Shares (as defined in the Oatly Incentive Plan).

Awards may be granted on one or more occasions per financial year, no later than December 31, 2028. The stock options shall be granted at an exercise price equal to at least 100 percent of the fair market value of the relevant instrument at the time of grant, while RSUs are granted free of charge. Each stock option and RSU entitles the holder to acquire or receive, as determined by the board of directors, either twenty (20) ordinary shares in the Company, twenty (20) warrants of series 2026, or one (1) ADS. Both stock options and RSUs are subject to time-based vesting, normally three years from the grant date, conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. Vested stock options remain exercisable for a period of up to seven years from the grant date.

To secure delivery and settlement of Awards under LTIP 2026-2028, the AGM also resolved to issue not more than 67,263,960 new warrants of series 2026, which shall be issued and may be used only to secure delivery and settlement of the Awards.

Resolution Regarding (a) Implementation of the Board Equity Program 2026–2028 and Increase in the Overall Share Limit, (b) a One-Time Issue of Share Awards to Certain Members of the Board of Directors and (c) Issuance of Warrants of Series 2026-B and Approval of Transfer of Warrants of Series 2026-B

The AGM resolved, in accordance with the board of directors’ proposal, to implement a new board equity program, the Board Equity Program 2026-2028, under the Oatly Incentive Plan, to enable the Company to grant share awards ("Share Awards") to certain members of the board of directors. The Share Awards may be granted to the chairperson and to directors of the board of directors who are not employed by the Oatly group, Verlinvest or China Resources (the "Board Participants"). The program is intended to reward board members in equity instruments using ordinary shares, warrants of series 2026-B or American Depositary Shares ("ADSs").

The Company is authorized to grant a total of 300,000 new Share Awards under the Board Equity Program 2026-2028. The chairperson of the board of directors may each year be granted a number of Share Awards equivalent to USD 160,000 (but in no event more than 19,000 Share Awards per year), and each other Board Participant may each year be granted a number of Share Awards equivalent to USD 140,000 (but in no event more than 17,000 Share Awards per year), with grants to be made no later than December 31, 2028. Share Awards vest on the date of the next annual general meeting following the date of grant, subject to the relevant Board Participant continuing as a member of the board of directors at such time, with each vested Share Award entitling the holder to receive, as determined by the board of directors, either twenty (20) ordinary shares in the Company, twenty (20) warrants of series 2026-B, or one (1) ADS, without any compensation being payable.

In addition, the AGM resolved to approve a one-time grant of Share Awards to certain members of the board of directors (the "2026 Additional Allocation"). The 2026 Additional Allocation is intended to compensate relevant members of the board of directors for a shortfall in grants made in 2025, when the decrease in the market value of Oatly's ADSs led to the maximum number of awards approved under the prior board program being fully utilized, resulting in relevant board members receiving less than their intended grants. Under the 2026 Additional Allocation, the chairperson of the board of directors during 2025 may be granted a maximum of 16,050 Share Awards and each other eligible Board Participant may be granted a maximum of 9,750 Share Awards, with the total number of Share Awards under the 2026 Additional Allocation not to exceed 55,050. These Share Awards are to be granted free of charge no later than June 30, 2026, and will vest as soon as practically possible after the grant date, provided that the relevant participant is still a member of the board of directors at such time.

To secure delivery and settlement of Share Awards granted under both the Board Equity Program 2026-2028 and the 2026 Additional Allocation, the AGM also resolved to issue not more than 7,101,000 new warrants of series 2026-B, which shall be issued and may be used only to secure delivery and settlement of the Share Awards.

Amendment to the Articles of Association

The AGM resolved, in accordance with the proposal submitted by Nativus Company Limited, to amend the Company’s articles of association to change the reference from “China Resources (Holdings) Co. Limited” to “Blossom Key (Hong Kong) Holdings Limited” in Section 6 of the articles of association.

For more detailed information regarding the content of the resolutions, please refer to the notice to the AGM and the comprehensive proposals, which have previously been published and are available on the Company’s website, https://investors.oatly.com/corporate-governance/annual-general-meeting-2026.

About Oatly

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 60 countries globally.

For more information, please visit www.oatly.com.

Contact person
Marie-José David, Chief Financial Officer
E-mail: investors@oatly.com, press.@oatly.com